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                                                   NEWS

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         GRC INTERNATIONAL SIGNS DEFINITIVE MERGER AGREEMENT WITH AT&T

VIENNA, VA., FEB. 14, 2000--GRC INTERNATIONAL (NYSE: GRH) today announced it has executed a definitive merger agreement with AT&T Corp. (NYSE: T) under which AT&T will commence a cash tender offer to acquire all of the outstanding shares of GRC International for $15.00 per share. GRCI's Board has received a fairness opinion on AT&T's offer. The boards of directors of both companies have unanimously approved the merger agreement. The tender offer will commence within seven business days and is expected to conclude within approximately two months.

The tender offer is subject to a majority of GRC International's common stock on a fully diluted basis being validly tendered and not withdrawn, the expiration of the Hart-Scott-Rodino waiting period, and other customary conditions. If a majority of GRC International's shares are tendered in response to the offer and the other conditions to the offer are satisfied or waived, a subsidiary of AT&T will be merged into GRCI, shares not purchased in the offer will be converted into $15.00 per share in cash and AT&T will become the sole stockholder of GRCI.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of GRC International. At the time AT&T commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and GRC International will file a Solicitation/Recommendation Statement with resect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of GRC International, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available for free at the Commission's website at www.sec.gov.

GRC International Inc., headquartered in Vienna, Va., is a leading provider of professional services focusing on information technology, management consulting, and scientific engineering for a national clientele in the government and commercial sectors. GRCI is a publicly traded company listed on the New York Stock Exchange under the symbol GRH. Additional details about GRC International can be obtained on the Internet at http://www.grci.com/.

Inquiries: Wayne Jackson, Director, Director, Corporate Communications, GRC International (703) 506-5038. GRCI press releases are available on the Internet through Company News On-Call at http://www.prnewswire.com/.